Exhibit 99.1

Vision Marine Receives Initial Purchase Order from The Limestone Boat Company

US$2 Million Purchase Order for 25 E-Motion™180E Powertrains

MONTREAL, Canada, September 22, 2022 -- Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision Marine” or the “Company”), the global leader in the performance electric recreational marine propulsion industry serving OEMs (Original Equipment Manufacturer), is pleased to announce an initial purchase order of 25 E-Motion™180E outboard motors and powertrain systems from The Limestone Boat Company (BOAT-TSXV). Limestone has a 35-year legacy as a North American “big water” brand known for its design, performance, quality, and durability. The company’s major brands consist of Aquasport, Limestone® and Boca Bay.

This commitment by Limestone marks a significant turning point for Vision Marine, as this represents the Company’s first purchase order. The order comes on the heels of rigorous, real world, open water testing, which served to validate the groundbreaking E-Motion™ 180E high performance purpose built fully electric powertrain system. In addition, Limestone anticipates integrating our E-Motion powertrain system to existing and future models.

Limestone will now shift its EV model development efforts into scheduled production, with a delivery target to dealers commencing in the fourth quarter of 2023. The order elevates Limestone, utilizing Vision Marine’s proprietary E-Motion propulsion system, as a first mover within the North American recreational boating industry, able to offer a fully electric high performance Aquasport center console powerboat.

Vision Marine co-founder and CEO, Alexandre Mongeon stated, “Vision Marine is excited to work alongside Limestone in accelerating the North American boating industry’s carbon neutral goals via electrifying the waterways. We look forward to the momentous occasion in which the Aquasport electric center console is presented to consumers.”

In June 2022, Limestone CEO Scott Hanson announced the highly successful completion of the prototype’s sea trial stating Vision Marine’s E-Motion™ 180E, “met the company’s demands and then some. It provides all of the benefits of an EV boating experience, without compromising the performance expectations of an internal combustion engine, while maintaining the ride characteristics for which Limestone’s Aquasport is renowned.”

Limestone will debut it Aquasport EV product at the Fort Lauderdale International Boat Show, to be held October 26-30, 2022, at the Vision Marine Technologies display. Consumers will be able to place deposits to secure a first run production model, with an expected delivery date of fourth quarter 2023.

About The Limestone Boat Company Limited

The Limestone Boat Company – owner and builder of Aquasport Boats, Limestone® Boats and Boca Bay Boats – is publicly traded on the Toronto Venture Exchange under the ticker symbol BOAT and on the U.S.-based OTCQB® Venture Market under the ticker symbol LMSBF. They are headquartered in Collingwood, Ontario with a 145,000 sq. ft. manufacturing facility in White Bluff, Tennessee. The company is backed by a large, skilled labor force and dealer partners throughout the United States and the Canadian Great Lakes Region.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the, benefits of the Limestone purchase order and the expected commercial launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com